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                            [GULF POWER LETTERHEAD]            [GULF POWER LOGO]
                                                                November 3, 1997

Dear Shareholder:

     Please find enclosed important information pertaining to the following two items:

          (i) a proposed amendment (the "Proposed Amendment") to the Restated Articles of Incorporation, as amended (the "Charter"), of Gulf Power Company (the "Company") which will be considered at a Special Meeting (the "Special Meeting") of its Shareholders; and

          (ii) an offer by The Southern Company ("Southern") to purchase all outstanding shares (the "Shares") of the Company's preferred stock.

     We would greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

     The Charter presently restricts the ability of the Company to issue unsecured indebtedness, to sell assets, merge or consolidate without preferred shareholder approval under certain circumstances and to pay dividends on its common stock in the event that its common equity capitalization falls below certain levels. These restrictions limit the Company's flexibility in planning and financing its business activities. Because financial flexibility and capital cost reduction are crucial factors to success in a competitive utility environment, the Company ultimately may be placed at a competitive disadvantage if these restrictions are not removed from the Charter. The Proposed Amendment, as set forth and explained in the enclosed Offer to Purchase and Proxy Statement, would remove these restrictions.

     Concurrently with the Company's proxy solicitation, Southern is offering to purchase all of the outstanding shares of each series of the Company's preferred stock. You must vote in favor of the Proposed Amendment in order to tender your Shares. Southern's offer is conditioned upon the Proposed Amendment being approved and adopted at the Special Meeting. In addition, you have the right to vote for the Proposed Amendment regardless of whether you tender your shares. If you vote in favor of the Proposed Amendment and it passes, you will be entitled to receive a special cash payment equal to 1.00% of the par value or stated capital, as applicable, per Share (or $1.00 per Share of $100 Preferred Stock and $0.25 per Share of Class A Preferred Stock) for each Share properly voted in favor of the Proposed Amendment, provided your shares have not been tendered. Instructions for tendering your shares and information pertaining to the special cash payment are included with the enclosed material.

     Your Board of Directors recommends voting FOR the Proposed Amendment. It is important to your interests that all shareholders, regardless of the number of shares owned, vote at the Special Meeting. Even if you plan to attend the Special Meeting, WE URGE YOU TO MARK, SIGN AND DATE THE ENCLOSED PROXY, WHICH IS INCLUDED WITHIN THE ENCLOSED LETTER OF TRANSMITTAL AND PROXY, AND RETURN IT PROMPTLY. By signing and returning your proxy promptly, you are assuring that your shares will be voted.

     You are invited to attend the Special Meeting which will be held at the offices of our affiliate Georgia Power Company, 333 Piedmont Avenue, N.E., Atlanta, Georgia, on December 10, 1997 at 4:00 p.m., Eastern time.

     If you have questions regarding the Proposed Amendment, the Special Meeting or Southern's tender offer, please call Corporate Investor Communications, Inc., the Information Agent, at (888) 881-0526 (toll free) and (888) 349-2003 (banks and brokers) or Merrill Lynch at (888) ML4-TNDR or (888) 654-8637 (toll free).

     Thank you for your continued interest in the Company.

                                          Sincerely yours,

                                     /s/ Travis J. Bowden
                                          Travis J. Bowden
                                          President and Chief
                                          Executive Officer